EXHIBIT 99.1

Costamare Inc. Reports Results for the First Quarter Ended March 31, 2019

MONACO, April 22, 2019 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2019.

  Adjusted Net Income available to common stockholders(1) of $13.6 million or $0.12 per share for the three-months ended March 31, 2019.
  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.
  Chartered in total 10 vessels over the quarter, with rates for Post-Panamax containerships (above 5,500 TEUs) posting substantial increases compared to their prior fixtures.
  Fully repaid the outstanding loan on the 1997-built, 7,403 TEU container vessel Kokura increasing the number of unencumbered vessels to seven.
  Agreed to install scrubbers on five Post Panamax container vessels of 14,424 TEU capacity each.
  Sold for demolition the 2004-built, 4,992 TEU container vessel Piraeus and the 1991-built, 2,020 TEU container vessel MSC Pylos.

(1) Adjusted Net Income available to common stockholders is a non-GAAP measure and should not be used in isolation or as a substitute for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

New Business Developments

A. New charter agreements

  The Company has chartered in total 10 vessels over the quarter. More specifically, the Company:

I. Vessels above 5,500 TEUs capacity (Post – Panamax)
- Agreed to charter the 2017-built, 11,010 TEU containership Cape Tainaro with ZIM for a period of 10 to 12.5 months at charterers’ option, starting from May 1, 2019, at a daily rate of $39,500. The daily rate of the previous fixture was $28,250.
- Agreed to charter the 2010-built, 8,531 TEU containership Navarino with Evergreen for a period starting from March 21, 2019 and expiring at charterers’ option during the period from February 14, 2020 to March 14, 2020, at a daily rate of $21,900. The daily rate of the previous fixture was $17,400.
- Agreed to extend the charter of the 2000-built, 6,648 TEU containership Maersk Kobe with Maersk for a period starting from May 15, 2019 and expiring at charterers’ option during the period from April 1, 2020 to June 30, 2020, at a daily rate of $17,000. The daily rate of the previous fixture was $16,000.
- Agreed to charter the 1997-built, 7,403 TEU containership Kokura with Maersk for a period of 50 to 75 days at charterers’ option, starting from February 7, 2019, at a daily rate of $12,000 and subsequently agreed to extend the charter with the same charterer for a period starting from April 15, 2019 and expiring at charterers’ option during the period from February 15, 2020 to May 1, 2020, at a daily rate of $17,050. The daily rate of the previous fixture was $11,000.
- Agreed to extend the charter of the 2001-built, 5,576 TEU containership Ensenada with ONE for a period starting from April 20, 2019 and expiring at charterers’ option during the period from September 1, 2019 to October 30, 2019, at a daily rate of $14,250. The daily rate of the previous fixture was $9,150.

II. Vessels below 5,500 TEUs capacity

- Agreed to extend the charter of the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of 4 to 7 months at charterers’ option, starting from February 3, 2019, at a daily rate of $8,100.
- Agreed to extend the charter of the 2000-built, 2,474 TEU containership Areopolis with Evergreen for a period of 4 to 7 months at charterers’ option, starting from February 21, 2019, at a daily rate of $8,100.
- Agreed to extend the charter of the 2005-built, 2,556 TEU containership CMA CGM L’Etoile with CMA CGM for a period of 1 to 3 months at charterers’ option, starting from March 22, 2019, at a daily rate of $10,550.
- Agreed to charter the 2004-built, 2,586 TEU containership Lakonia with Evergreen for a period of 1 to 3 months at charterers’ option, starting from March 16, 2019, at a daily rate of $7,950.
- Agreed to extend the charter of the 1995-built, 1,162 TEU containership Zagora with MSC for a period of 11 to 13 months at charterers’ option, starting from June 1, 2019, at a daily rate of $6,500.

B. Vessel disposals

  In March 2019, we sold for demolition the 2004-built, 4,992 TEU container vessel Piraeus and the 1991-built, 2,020 TEU container vessel MSC Pylos.

C. Dividend announcements

  On April 1, 2019, we declared a dividend for the quarter ended March 31, 2019, of $0.10 per share on our common stock, payable on May 8, 2019, to stockholders of record of common stock as of April 22, 2019.
  On April 1, 2019, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on April 15, 2019 to holders of record as of April 12, 2019.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year the Company delivered solid results.

The larger vessels continue to benefit from strong fundamentals with low supply and strong demand.
The number of idle ships has fallen across all vessel segments as liner companies launch new services.
We have been active during the quarter and we have chartered in total 10 ships, benefiting from a rising market in the larger asset classes.

We have 15 post panamax ships opening over the next year which positions us favorably, should market momentum continue.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019

Voyage revenue	$92,754	$112,974
Accrued charter revenue (1)	$(2,564)	$(1,849)
Amortization of time-charter assumed	-	$47
Voyage revenue adjusted on a cash basis (2)	$90,190	$111,172

Adjusted Net Income available to common stockholders (3)	$13,366	$13,580
Weighted Average number of shares	108,802,614	113,035,525
Adjusted Earnings per share (3)	$0.12	$0.12

Net Income / (Loss)	$19,167	$(1,654)
Net Income / (Loss) available to common stockholders	$12,289	$(9,297)
Weighted Average number of shares	108,802,614	113,035,525
Earnings / (Losses) per share	$0.11	$(0.08)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income / (Loss) to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income / (Loss) to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019

Net Income / (Loss)	$19,167	$(1,654)
Earnings allocated to Preferred Stock	(6,878)	(7,643)
Net Income / (Loss) available to common stockholders	12,289	(9,297)
Accrued charter revenue	(2,564)	(1,849)
General and administrative expenses – non-cash component	934	778
Amortization of prepaid lease rentals, net	2,009	2,009
Amortization of Time charter assumed	-	47
Realized (Gain) / loss on Euro/USD forward contracts (1)	(255)	96
Loss on sale / disposal of vessels	-	18,420
Vessels’ impairment loss	-	3,042
Swaps’ breakage costs	1,234	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(281)	334
Adjusted Net Income available to common stockholders	$13,366	$13,580
Adjusted Earnings per Share	$0.12	$0.12
Weighted average number of shares	108,802,614	113,035,525

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income / (Loss ) after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, amortization of time charter assumed, net and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income / (Loss) available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income / (Loss) available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.